News Release

2017-11

Contact:

Dianne VanBeber

Vice President, Investor Relations and Corporate Communications

dianne.vanbeber@intelsat.com

+1 703-559-7406

Intelsat Announces Fourth Quarter and Full-Year 2016 Results

•	Fourth quarter revenue of $550.7 million; full-year 2016 revenue of $2,188 million

•	Fourth quarter net income attributable to Intelsat S.A. of $662.8 million; 2016 full-year net income attributable to Intelsat S.A. of $990.2 million

•	$8.7 billion contracted backlog provides visibility for future revenue and cash flow

•	Intelsat issues 2017 Guidance

•	Announced conditional combination agreement with OneWeb in a share-for-share transaction

•	SoftBank Group Corp. to capitalize Intelsat with $1.7 billion investment in new equity to effect Intelsat debt reduction through exchange offers

Luxembourg, 28 February 2017

Intelsat S.A. (NYSE: I), operator of the world’s first Globalized Network, powered by its leading satellite backbone, today announced financial results for the three months and full-year ended December 31, 2016.

Intelsat reported total revenue of $550.7 million and net income attributable to Intelsat S.A. of $662.8 million for the three months ended December 31, 2016.

Intelsat reported EBITDA1, or earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization, of $406.7 million and Adjusted EBITDA1 of $417.4 million, or 76 percent of revenue for the three months ended December 31, 2016.

For the year ended December 31, 2016, Intelsat reported total revenue of $2,188.0 million and net income attributable to Intelsat S.A. of $990.2 million.

Intelsat reported EBITDA of $1,613.4 million and Adjusted EBITDA of $1,650.7 million, or 75 percent of revenue for the year ended December 31, 2016.

“Our fourth quarter financial results, $551 million in revenue and $417 million in Adjusted EBITDA, demonstrate the increasing stability in our business as we executed on our initiatives to drive growth,” said Stephen Spengler, Chief Executive Officer, Intelsat. “For the full-year, our revenue and Adjusted EBITDA performance fell favorably within our guidance range, demonstrating the visibility and sustainability of our business. Our objective for 2017 is to build on this foundation as we work to transform our business, as the era of high performance satellites unlocks new and faster growing opportunities. Our Intelsat EpicNG high-throughput footprint now provides services to five continents, overlaying our Globalized Network with high performance, better economics and simplified access to satellite solutions.”

Mr. Spengler continued, “Each of our businesses is positioned for improved performance or new opportunities in 2017. Our network services business is moving from stability to renewed growth as new revenue on Intelsat EpicNG assets ramps up over the course of the year. Our media business is growing, with the full-year revenue benefit of two fully-booked DTH satellites that launched last year. Our government business is expected to benefit from Intelsat EpicNG now in service over regions of interest to its largest customer. Backlog as of December 31, 2016 was $8.7 billion, four times Intelsat’s 2016 revenue.”

Mr. Spengler concluded, “In 2017, maintaining our momentum is one of our top objectives, whether on growth opportunities, the remaining Intelsat EpicNG satellite launches, implementing our managed services, or operationalizing production units of new ground technologies, such as electronically steerable antennas, in which we have invested. Additionally, our proposed merger with OneWeb which was announced earlier today aligns with our strategic objectives and will create the world’s first global broadband provider. We believe the complementary OneWeb technology, and the $1.7 billion investment by SoftBank, will create a company with greater growth opportunities and a strong financial foundation. Importantly, we will be more strongly positioned to achieve our shared mission to unlock new applications for satellite-based solutions, connecting people and devices everywhere.”

Fourth Quarter and Full-Year 2016 Business Highlights

Intelsat provides critical communications infrastructure to customers in the network services, media and government sectors. Our customers use our services for broadband connectivity to deliver fixed and mobile telecommunications, enterprise, video distribution and fixed and mobile government applications. For additional details regarding the performance of our customer sets, see our Quarterly Commentary.

Network Services

Network services revenue was $221.9 million (or 40 percent of Intelsat’s total revenue) for the three months ended December 31, 2016, a decrease of 10 percent compared to the three months ended December 31, 2015. For the year ended December 31, 2016, the company reported total network services revenue of $900.3 million (or 41 percent of Intelsat’s total revenue); a decrease of 15 percent compared to the year ended December 31, 2015.

Media

Media revenue was $228.4 million (or 42 percent of Intelsat’s total revenue) for the three months ended December 31, 2016, an increase of 4 percent compared to the three months ended December 31, 2015. For the year ended December 31, 2016, the company reported total media revenue of $868.1 million (or 40 percent of Intelsat’s total revenue), a decrease of 2 percent compared to the year ended December 31, 2015.

Government

Government revenue was $93.2 million (or 17 percent of Intelsat’s total revenue) for the three months ended December 31, 2016, a decline of 7 percent compared to the three months ended December 31, 2015. For the year ended December 31, 2016, total government revenue was $387.1 million (or 18 percent of Intelsat’s total revenue), essentially flat when compared to the year ended December 31, 2015.

Average Fill Rate

Intelsat’s average fill rate on our approximately 2,175 station-kept wide-beam transponders was 77 percent at December 31, 2016, unchanged as of September 30, 2016. Note that Intelsat 31, an in-orbit spare satellite, is not included in the station-kept transponder count. Because we report our high-throughput Intelsat EpicNG capacity separately, the station-kept count reported above excludes the 270 units of high-throughput capacity related to our first Intelsat EpicNG satellite, Intelsat 29e, which entered into service in the first quarter of 2016, and approximately 350 units of high-throughput capacity related to Intelsat 33e, which just entered into service in late January 2017.

Satellite Launches

On August 24, 2016, Intelsat 33e and Intelsat 36 were successfully launched and Intelsat 36 entered into service in late September 2016. As previously communicated, Intelsat 33e’s in-service date was delayed due to a malfunction in the primary thruster used for orbit raising. Intelsat 33e entered into service on January 29, 2017, and all operations are performing according to plan.

The company has three satellite launches scheduled for 2017: Intelsat 32e, an Intelsat EpicNG Ku-band payload which launched on February 14, 2017; Intelsat 35e in the second quarter of 2017; and Intelsat 37e in the third quarter of 2017.

Contracted Backlog

At December 31, 2016, Intelsat’s contracted backlog, representing expected future revenue under existing contracts with customers, was $8.7 billion, as compared to $8.9 billion at September 30, 2016.

Capital Structure Updates and Debt Transactions

During the three months ended December 31, 2016 through the month of January 2017, Intelsat (Luxembourg) S.A. (“Intelsat Luxembourg”), an indirect wholly-owned subsidiary of Intelsat S.A., and our newly created subsidiary, Intelsat Connect Finance S.A. (“ICF”), a direct wholly-owned subsidiary of Intelsat Luxembourg, completed a number of public and private debt exchanges. The transactions allowed the Company to significantly reduce its upcoming 2018 maturity, the Intelsat Luxembourg’s 6.75% Senior Notes due 2018 (the “2018 Lux Notes”). Below is a summary of the transactions conducted during this period:

•	In December 2016, ICF completed a series of exchanges, receiving (i) $377.6 million aggregate principal amount of 2018 Lux Notes in exchange for $132.1 million aggregate principal amount of ICF’s newly issued 12.5% Senior Notes due 2022 (the “2022 ICF Notes”) and $226.5 million in cash, (ii) $979.1 million aggregate principal amount of Intelsat Luxembourg’s 7.75% Senior Notes due 2021 (the “2021 Lux Notes”) in exchange for $538.4 million aggregate principal amount of 2022 ICF Notes and $29.4 million in cash, and (iii) $111.7 million aggregate principal amount of Intelsat Luxembourg’s 8.125% Senior Notes due 2023 (the “2023 Lux Notes”) in exchange for $61.4 million aggregate principal amount of 2022 ICF Notes and $3.3 million in cash.

•	In January 2017, Intelsat Luxembourg completed an exchange offer whereby it exchanged $403.3 million aggregate principal amount of its 2018 Lux Notes for an equal aggregate principal amount of its newly issued 12.5% Senior Notes due 2024 (the “2024 Lux Notes”). This exchange consisted of the tender of $377.6 million aggregate principal amount of 2018 Lux Notes held by ICF as a result of the December 2016 ICF exchange transactions, together with $25 million aggregate principal amount of 2018 Lux Notes the Company repurchased in the fourth quarter of 2015.

December 31, 2016 Capital Structure Pro Forma for the Final Results of the Exchange Offer of Certain Intelsat Luxembourg Notes Completed in January 2017

($ in millions) Intelsat (Luxembourg) S.A.	Maturity	Held by Intelsat Connect Finance S.A.	U.S. GAAP Consolidated Amount
6.750% Senior Notes	1-Jun-18	$—	$97
7.750% Senior Notes	1-Jun-21	$(979)	$1,021
8.125% Senior Notes	1-Jun-23	$(112)	$888
12.500% Senior Notes	15-Nov-24	$(403)	$1
Total		$(1,493)	$2,007

Intelsat Connect Finance S.A.
12.500% Senior Notes	1-Apr-22	$—	$732

Intelsat Jackson Holdings S.A.*	Maturity
7.250% Senior Notes	1-Apr-19	$—	$1,500
7.250% Senior Notes	15-Oct-20	$—	$2,200
7.500% Senior Notes	1-Apr-21	$—	$1,150
5.500% Senior Notes	1-Aug-23	$—	$2,000
Total Unsecured			$6,850

9.500% Senior Secured Notes	30-Sep-22	$—	$490
8.000% Senior Secured Notes	15-Feb-24	$—	$1,350
Secured Term Loan B-2	30-Jun-19	$—	$3,095
Total Secured			$4,935
Total Consolidated		$(1,493)	$14,523

* All listed debt is guaranteed by Intelsat Jackson’s guarantor subsidiaries.

Recent Developments

Intelsat and WorldVu Satellites Limited (“OneWeb”) announced today that they have entered into a conditional combination agreement, pursuant to and subject to the terms and conditions of which, OneWeb, the builder of a new Low Earth Orbit (LEO) global communications system will merge with and into Intelsat, to create a next-generation communications company. In addition, subject to the terms and conditions of a share purchase agreement with Intelsat, SoftBank Group Corp. (“SoftBank”), which currently owns 43% of the equity of OneWeb, is expected to invest an additional $1.7 billion in newly issued common and preferred equity of the combined company to support the acceleration of the combined company’s growth strategies and strengthen the Intelsat capital structure.

The merger and the SoftBank investment are expected to be completed late in the third quarter of 2017, and are conditioned upon the consummation of certain Intelsat debt exchange offers, the receipt of regulatory approvals, consent and approval by both Intelsat and OneWeb shareholders as well as other customary closing conditions. There can be no assurance that the merger or the SoftBank investment will be completed, or whether the terms will be amended from those described above.

Financial Results for the Three Months Ended December 31, 2016

On-Network revenues generally include revenue from any services delivered via our satellite or ground network. Off-Network and Other Revenues generally include revenue from transponder services, Mobile Satellite Services (“MSS”) and other satellite-based transmission services using capacity procured from other operators, often in frequencies not available on our network. Off-Network and Other Revenues also include revenue from consulting and other services and sales of customer premises equipment.

Total On-Network Revenues reported a decline of $14.2 million, or 3 percent, to $504.1 million as compared to the three months ended December 31, 2015:

•	Transponder services reported an aggregate decrease of $13.1 million, primarily due to a $26.7 million decrease in revenue from network services customers, partially offset by a $14.6 million increase from media customers. The network services decline was mainly due to non-renewals and renewal pricing at lower rates for enterprise and wireless infrastructure services. The network services decline also reflects previously discussed reduced volumes from non-renewals of point-to-point connectivity, which are shifting to fiber alternatives. The media increase resulted primarily from growth in direct-to-home television services in the Latin America, Caribbean and the Africa regions, partially offset by declines in the Asia-Pacific and North America regions. The aggregate decrease also reflects $2.9 million in currency-related reductions of our contracts in Brazil across our network services and media businesses.

•	Managed services reported an aggregate increase of $0.6 million, largely due to an increase of $10.5 million in revenue from network services customers for broadband services for air and maritime mobility applications, partially offset by declines of $5.7 million in revenues primarily from network services customers for point-to-point trunking applications, which are switching to fiber alternatives, and a $2.0 million decrease from media customers for occasional video solutions.

•	Channel reported an aggregate decrease of $1.7 million due to the continued migration of international point-to-point satellite traffic to fiber optic cable. This legacy product is no longer actively marketed to our customers.

Total Off-Network and Other Revenues reported an aggregate decline of $6.4 million, or a decrease of 12 percent, to $46.5 million as compared to the three months ended December 31, 2015:

•	Transponder, MSS and other Off-Network services reported an aggregate decrease of $7.1 million, primarily due to lower pricing on renewing services for government applications and reduced sales of customer premises equipment.

•	Satellite-related services reported a slight aggregate increase of $0.7 million, primarily due to increased revenue from support for third-party satellites and other services.

For the three months ended December 31, 2016, changes in operating expenses, interest expense, net, and other significant income statement items are described below.

Direct costs of revenue (excluding depreciation and amortization) increased by $1.7 million, or 2 percent, to $86.8 million, as compared to the three months ended December 31, 2015. This reflects an increase of $3.5 million in staff-related expenses offset by a decrease of $6.0 million primarily due to lower cost of third-party fixed satellite services and mobile satellite services capacity purchased in support of the company’s government business.

Selling, general and administrative expenses increased by $12.0 million, or 27 percent, to $56.2 million, as compared to the three months ended December 31, 2015. This was primarily due to an increase of $6.7 million in staff-related expenses and an increase of $3.3 million in bad debt expense primarily due to a greater reduction in the prior year quarter due to improved collections in the Africa and Middle East regions.

Depreciation and amortization expense increased by $0.4 million to $174.0 million, as compared to the three months ended December 31, 2015.

Interest expense, net consists of the interest expense we incur together with gains and losses on interest rate swaps (which reflect net interest accrued on the interest rate swaps as well as the change in their fair value), offset by interest income earned and the amount of interest we capitalize related to assets under construction. Interest expense, net increased by $22.8 million, or 10.3 percent, to $243.6 million for the three months ended December 31, 2016, as compared to $220.8 million in the three months ended December 31, 2015. The increase was principally due to a net increase of $18.8 million in interest expense largely resulting from a net increase in debt outstanding resulting from our new debt issuances, which were offset by certain repurchases and exchanges in 2016, and a net increase of $3.4 million from lower capitalized interest for the three months ended December 31, 2016, primarily resulting from a decreased number of satellites and related assets under construction.

The non-cash portion of total interest expense, net was $7.0 million for the three months ended December 31, 2016, due to the amortization of deferred financing fees and the accretion and amortization of discounts and premiums.

Gain on early extinguishment of debt was $679.1 million for the three months ended December 31, 2016, as compared to a gain of $7.1 million for the three months ended December 31, 2015. The gains were related to certain debt transactions that occurred during the respective fourth quarters of each year. The gains on early extinguishment of debt consisted of the difference between the carrying value of the debt redeemed or exchanged and the fair value of the debt issued, if applicable, and the total cash amount paid (including related fees), together with a write-off of unamortized debt issuance costs.

Other expense, net was $1.0 million for the three months ended December 31, 2016, as compared to other income, net of $1.6 million for the three months ended December 31, 2015. The decrease of $2.6 million was primarily due to a decline in expenses mainly related to our business conducted in Brazilian reais.

Provision for income taxes was $4.4 million for the three months ended December 31, 2016, as compared to $6.1 million for the three months ended December 31, 2015. The difference was principally due to lower tax expense in our foreign operations in the three months ended December 31, 2016 as compared to the same period in 2015. Cash paid for income taxes, net of refunds, totaled $4.7 million for the three months ended December 31, 2016, as compared to $3.8 million for the three months ended December 31, 2015.

Net Income, Net Income per Diluted Common Share attributable to Intelsat S.A., EBITDA and Adjusted EBITDA

Net income attributable to Intelsat S.A. was $662.8 million for the three months ended December 31, 2016, compared to a loss of $4,116.3 million for the same period in 2015.

Net income per diluted common share attributable to Intelsat S.A. was $5.56 for the three months ended December 31, 2016, compared to a loss of $38.29 per diluted common share for the same period in 2015.

EBITDA was $406.7 million for the three months ended December 31, 2016, compared to a loss of $3,721.9 million for the same period in 2015.

Adjusted EBITDA was $417.4 million for the three months ended December 31, 2016, or 76 percent of revenue, compared to $452.5 million, or 79 percent of revenue, for the same period in 2015.

Intelsat management has reviewed the data pertaining to the use of the Intelsat network, and is providing revenue information with respect to that use by customer set and service type in the following tables. Intelsat management believes this provides a useful perspective on the changes in revenue and customer trends over time.

By Customer Set

($ in thousands)

	Three Months Ended December 31,		Three Months Ended December 31,
	2015		2016
Network Services	$245,441	43%	$221,947	40%
Media	219,013	38%	228,353	42%
Government	100,226	18%	93,211	17%
Other	6,579	1%	7,183	1%

	$571,259	100%	$550,694	100%

By Service Type

	Three Months Ended December 31,		Three Months Ended December 31,
	2015		2016
On-Network Revenues
Transponder services	$411,026	72%	$397,924	72%
Managed services	103,699	18%	104,288	19%
Channel services	3,585	1%	1,934	0%

Total on-network revenues	518,310	91%	504,146	92%
Off-Network and Other Revenues
Transponder, MSS and other off-network services	42,901	8%	35,770	6%
Satellite-related services	10,048	2%	10,778	2%

Total off-network and other revenues	52,949	9%	46,548	8%

Total	$571,259	100%	$550,694	100%

Free Cash Flow From (Used in) Operations

Free cash flow from (used in) operations1 was $6.6 million for the three months ended December 31, 2016. Free cash flow from (used in) operations is defined as net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest). Payments for satellites and other property and equipment from investing activities during the three months ended December 31, 2016 was $94.1 million.

Financial Outlook 2017

Today, Intelsat issued its 2017 financial outlook, in which the company expects the following:

Revenue: Intelsat forecasts full-year 2017 revenue to be in a range of $2.180 billion to $2.225 billion. Revenue performance reflects:

•	An increase of 3 to 5 percent in our media business.

•	Flat to a decline of 3 percent in our network services business.

•	A decline of 7 to 9 percent in our government business.

Adjusted EBITDA: Intelsat forecasts Adjusted EBITDA performance for the full-year 2017 to be in a range of $1.655 billion to $1.700 billion.

Cash Taxes: Annual 2017 cash taxes are expected to total approximately $30 million to $35 million.

Capital Expenditures: In light of the proposed merger with OneWeb, we will defer providing guidance on capital expenditures prior to the completion of the transaction. We anticipate that, assuming completion of the merger, there will be capital expenditure reductions as a result of combining our two fleets that are achievable in the mid- to long-term. A thorough technical and business evaluation will be completed to quantify these synergies; also taking into account new technologies that we believe will surface in the ecosystem.

– – – – – – – – – – – – –  – – – – –

1In this release, financial measures are presented both in accordance with U.S. GAAP and also on a non-U.S. GAAP basis. EBITDA, Adjusted EBITDA (or “AEBITDA”), free cash flow from (used in) operations and related margins included in this release are non-U.S. GAAP financial measures. Please see the consolidated financial information below for information reconciling non-U.S. GAAP financial measures to comparable U.S. GAAP financial measures.

Q4 and Full-Year 2016 Quarterly Commentary

Intelsat provides a detailed quarterly commentary on the Company’s business trends and performance. Please visit www.intelsat.com/investors for management’s commentary on the Company’s progress against its operational priorities and financial outlook.

Conference Call Information

Intelsat management will hold a public conference call at 8:30 a.m. ET on Tuesday, February 28, 2017 to discuss the OneWeb transaction and the Company’s fourth quarter and full-year financial results for the period ended December 31, 2016. Access to the live conference call will also be available via the Internet at www.intelsat.com/investors. To participate on the live call, participants should dial +1 844-834-1428 from North America, and +1 920-663-6274 from all other locations. The participant pass code is 48970325.

Participants will have access to a replay of the conference call through March 7, 2017. The replay number for North America is +1 855-859-2056, and for all other locations is +1 404-537-3406. The participant pass code for the replay is is 48970325.

About Intelsat

Intelsat S.A. (NYSE: I) operates the world’s first Globalized Network, delivering high-quality, cost-effective video and broadband services anywhere in the world. Intelsat’s Globalized Network combines the world’s largest satellite backbone with terrestrial infrastructure, managed services and an open, interoperable architecture to enable customers to drive revenue and reach through a new generation of network services. Thousands of organizations serving billions of people worldwide rely on Intelsat to provide ubiquitous broadband connectivity, multi-format video broadcasting, secure satellite communications and seamless mobility services. The end result is an entirely new world, one that allows us to envision the impossible, connect without boundaries and transform the ways in which we live. For more information, visit www.intelsat.com.

Intelsat Safe Harbor Statement:

Some of the information and statements contained in this earnings release and certain oral statements made from time to time by representatives of Intelsat constitute “forward-looking statements” that do not directly or exclusively relate to historical facts. When used in this earnings release, the words “may,” “will,” “might,” “should,” “expect,” “plan,” “anticipate,” “project,” “believe,” “estimate,” “predict,” “intend,” “potential,” “outlook,” and “continue,” and the negative of these terms, and other similar expressions are intended to identify forward-looking statements and information. Forward-looking statements include: our statements regarding certain plans, expectations, goals, projections, and beliefs about the benefits of the proposed merger and investment transactions, the transactions parties’ plans, objectives, expectations and intentions, and the expected timing of completion of the proposed transactions; our expectation that the launches of our satellites in the future will position us for growth; our plans for satellite launches in the near to mid-term; our guidance regarding our expectations for our revenue performance and Adjusted EBITDA performance; our capital expenditure guidance over the next several years; our belief that the scale of our fleet can reduce the financial impact of satellite or launch failures and protect against service interruptions; our belief that the diversity of our revenue and customer base allow us to recognize trends across regions and capture new growth opportunities; our expectation that developing differentiated services and investing in new technology will allow us to unlock essential opportunities; our expectations as to the increased number of transponder equivalents on our fleet over the next several years; and our expectations as to the level of our cash tax payments in the future.

The forward-looking statements reflect Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of Intelsat’s control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Some of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements include: risks associated with operating our in-orbit satellites; satellite anomalies, launch failures, satellite launch and construction delays and in-orbit failures or reduced performance; potential changes in the number of companies offering commercial satellite launch services and the number of commercial satellite launch opportunities available in any given time period that could impact our ability to timely schedule future launches and the prices we pay for such launches; our ability to obtain new satellite insurance policies with financially viable insurance carriers on commercially reasonable terms or at all, as well as the ability of our insurance carriers to fulfill their obligations; possible future losses on satellites that are not adequately covered by insurance; U.S. and other government regulation; changes in our contracted backlog or expected contracted backlog for future services; pricing pressure and overcapacity in the markets in which we compete; our ability to access capital markets for debt or equity; the competitive environment in which we operate; customer defaults on their obligations to us; our international operations and other uncertainties associated with doing business internationally; and litigation. Known risks include, among others, the risks described in Intelsat’s annual report on Form 20-F for the year ended December 31, 2016, and its other filings with the U.S. Securities and Exchange Commission, the political, economic and legal conditions in the markets we are targeting for communications services or in which we operate and other risks and uncertainties inherent in the telecommunications business in general and the satellite communications business in particular.

Because actual results could differ materially from Intelsat’s intentions, plans, expectations, anticipations, projections, estimations, predictions, outlook, assumptions and beliefs about the future, you are urged to view all forward-looking statements with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

INTELSAT S.A.

UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016
Revenue	$571,259	$550,694
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	85,163	86,813
Selling, general and administrative	44,152	56,153
Impairement of Goodwill and other Intangibles	4,165,400	—
Depreciation and amortization	173,667	174,023

Total operating expenses	4,468,382	316,989

Income (loss) from operations	(3,897,123)	233,705
Interest expense, net	220,751	243,565
Gain on early extinguishment of debt	7,061	679,130
Other income (expense), net	1,592	(1,018)

Income (loss) before income taxes	(4,109,221)	668,252
Provision for income taxes	6,100	4,449

Net income (loss)	(4,115,321)	663,803
Net income attributable to noncontrolling interest	(985)	(983)

Net income (loss) attributable to Intelsat S.A.	$(4,116,306)	$662,820

Net income per common share attributable to Intelsat S.A.:
Basic	$(38.29)	$5.62
Diluted	$(38.29)	$5.56

INTELSAT S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

($ in thousands, except per share amounts)

	Year Ended December 31, 2015	Year Ended December 31, 2016
Revenue	$2,352,521	$2,188,047
Operating expenses:
Direct costs of revenue (excluding depreciation and amortization)	328,501	341,147
Selling, general and administrative	199,412	231,397
Impairment of goodwill and other intangibles	4,165,400	—
Depreciation and amortization	687,729	694,891

Total operating expenses	5,381,042	1,267,435

Income (loss) from operations	(3,028,521)	920,612
Interest expense, net	890,279	938,501
Gain (loss) on early extinguishment of debt	7,061	1,030,092
Other expense, net	(6,201)	(2,105)

Income (loss) before income taxes	(3,917,940)	1,010,098
Provision for income taxes	1,513	15,986

Net income (loss)	(3,919,453)	994,112
Net income attributable to noncontrolling interest	(3,934)	(3,915)

Net income (loss) attributable to Intelsat S.A.	$(3,923,387)	$990,197

Cumulative preferred dividends	(9,919)	—

Net income (loss) attributable to common shareholders	$(3,933,306)	$990,197

Net income (loss) per common share attributable to Intelsat S.A.:
Basic	$(36.68)	$8.65
Diluted	$(36.68)	$8.36

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO EBITDA

($ in thousands)

	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2016
Net income (Loss)	$(4,115,321)	$663,803	$(3,919,453)	$994,112
Add (Subtract):
Interest expense, net	220,751	243,565	890,279	938,501
Gain on early extinguishment of debt	(7,061)	(679,130)	(7,061)	(1,030,092)
Provision for income taxes	6,100	4,449	1,513	15,986
Depreciation and amortization	173,667	174,023	687,729	694,891

EBITDA	$(3,721,864)	$406,710	$(2,346,993)	$1,613,398

EBITDA Margin	NM	74%	NM	74%

Note:

Intelsat calculates a measure called EBITDA to assess the operating performance of Intelsat S.A. EBITDA consists of earnings before net interest, gain on early extinguishment of debt, taxes and depreciation and amortization. Given our high level of leverage, refinancing activities are a frequent part of our efforts to manage our costs of borrowing. Accordingly, we consider gain on early extinguishment of debt an element of interest expense. EBITDA is a measure commonly used in the Fixed Satellite Services (“FSS”) sector, and we present EBITDA to enhance the understanding of our operating performance. We use EBITDA as one criterion for evaluating our performance relative to that of our peers. We believe that EBITDA is an operating performance measure, and not a liquidity measure, that provides investors and financial analysts with a measure of operating results unaffected by differences in capital structures, capital investment cycles and ages of related assets among otherwise comparable companies.

EBITDA is not a measure of financial performance under U.S. GAAP, and our EBITDA may not be comparable to similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA

($ in thousands)

	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016	Year Ended December 31, 2015	Year Ended December 31, 2016
Net income (Loss)	$(4,115,321)	$663,803	$(3,919,453)	$994,112

Add (Subtract):
Interest expense, net	220,751	243,565	890,279	938,501
Gain on early extinguishment of debt	(7,061)	(679,130)	(7,061)	(1,030,092)
Provision for income taxes	6,100	4,449	1,513	15,986
Depreciation and amortization	173,667	174,023	687,729	694,891

EBITDA	(3,721,864)	406,710	(2,346,993)	1,613,398

Add (Subtract):
Compensation and benefits	4,710	5,194	26,235	23,222
Non-recurring and other non-cash items	4,258	5,486	9,877	14,050
Impairement of goodwill and other intangibles	4,165,400	—	4,165,400	—

Adjusted EBITDA	$452,504	$417,390	$1,854,519	$1,650,670

Adjusted EBITDA Margin	79%	76%	79%	75%

Note:

Intelsat calculates a measure called Adjusted EBITDA to assess the operating performance of Intelsat S.A. Adjusted EBITDA consists of EBITDA as adjusted to exclude or include certain unusual items, certain other operating expense items and certain other adjustments as described in the table above. Our management believes that the presentation of Adjusted EBITDA provides useful information to investors, lenders and financial analysts regarding our financial condition and results of operations, because it permits clearer comparability of our operating performance between periods. By excluding the potential volatility related to the timing and extent of non-operating activities, our management believes that Adjusted EBITDA provides a useful means of evaluating the success of our operating activities. We also use Adjusted EBITDA, together with other appropriate metrics, to set goals for and measure the operating performance of our business, and it is one of the principal measures we use to evaluate our management’s performance in determining compensation under our incentive compensation plans. Adjusted EBITDA measures have been used historically by investors, lenders and financial analysts to estimate the value of a company, to make informed investment decisions and to evaluate performance. Our management believes that the inclusion of Adjusted EBITDA facilitates comparison of our results with those of companies having different capital structures.

Adjusted EBITDA is not a measure of financial performance under U.S. GAAP, and our Adjusted EBITDA may not be comparable to similarly titled measures of other companies. Adjusted EBITDA should not be considered as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of our operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.

INTELSAT S.A.

CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share amounts)

	As of December 31, 2015	As of December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$171,541	$666,024
Receivables, net of allowance of $37,178 in 2015 and $54,744 in 2016	232,775	203,036
Prepaid expenses and other current assets	35,784	55,908

Total current assets	440,100	924,968
Satellites and other property and equipment, net	5,988,317	6,185,842
Goodwill	2,620,627	2,620,627
Non-amortizable intangible assets	2,452,900	2,452,900
Amortizable intangible assets, net	440,330	391,838
Other assets	311,316	365,834

Total assets	$12,253,590	$12,942,009

LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities:
Accounts payable and accrued liabilities	$164,381	$215,987
Taxes payable	11,742	16,733
Employee related liabilities	35,361	50,178
Accrued interest payable	161,493	204,840
Deferred satellite performance incentives	19,411	23,455
Deferred revenue	108,779	157,684
Other current liabilities	63,275	64,786

Total current liabilities	564,442	733,663
Long-term debt, net of current portion	14,611,379	14,198,084
Deferred satellite performance incentives, net of current portion	162,177	210,706
Deferred revenue, net of current portion	1,010,242	906,744
Deferred income taxes	160,802	168,445
Accrued retirement benefits	195,385	186,284
Other long-term liabilities	169,516	148,081
Commitments and contingencies

Shareholders’ deficit:

Common shares; nominal value $0.01 per share	1,076	1,180
5.75% Series A mandatory convertible junior non-voting preferred shares; nominal value $0.01 per share; aggregate liquidation preference of $172,500 ($50 per share)	35	—
Paid-in capital	2,133,891	2,156,911
Accumulated deficit	(6,706,128)	(5,715,931)
Accumulated other comprehensive loss	(78,439)	(76,305)

Total Intelsat S.A. shareholders’ deficit	(4,649,565)	(3,634,145)
Noncontrolling interest	29,212	24,147

Total liabilities and shareholders’ deficit	$12,253,590	$12,942,009

INTELSAT S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Three Months Ended December 31, 2015	Three Months Ended December 31, 2016
Cash flows from operating activities:
Net income (loss)	$(4,115,321)	$663,803
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill and other intangibles	4,165,400	—
Depreciation and amortization	173,667	174,023
Provision for doubtful accounts	(4,901)	(1,562)
Foreign currency transaction (gain) loss	(593)	841
Loss on disposal of assets	16	20
Share-based compensation	4,710	5,194
Deferred income taxes	(2,676)	(1,225)
Amortization of discount, premium, issuance costs and related costs	5,071	6,979
Gain on early extinguishment of debt	(7,061)	(679,130)
Unrealized gains on derivative financial instruments	(6,649)	—
Amortization of actuarial loss and prior service credits for retirement benefits	1,286	840
Other non-cash items	127	19
Changes in operating assets and liabilities:
Receivables	(3,362)	11,043
Prepaid expenses and other assets	(18,992)	(11,491)
Accounts payable and accrued liabilities	10,714	39,231
Accrued interest payable	(149,906)	(95,993)
Deferred revenue	(11,189)	(21,279)
Accrued retirement benefits	(956)	(2,237)
Other long-term liabilities	(939)	(1,565)

Net cash provided by operating activities	38,446	87,511

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(172,638)	(94,099)
Capital contributions to unconsolidated affiliates	—	(4,850)
Other investing activities	—	(491)

Net cash used in investing activities	(172,638)	(99,440)

Cash flows from financing activities:
Repayments of long-term debt	(17,829)	(375)
Payment of premium on early extinguishment of debt	—	(32)
Debt issuance costs	—	(12,584)
Payments on tender, debt exchange and consent	—	(259,267)
Dividends paid to preferred shareholders	(2,480)	—
Principal payments on deferred satellite performance incentives	(5,901)	(4,695)
Dividends paid to noncontrolling interest	(1,701)	(2,215)
Other financing activities	3,200	—

Net cash used in financing activities	(24,711)	(279,168)

Effect of exchange rate changes on cash and cash equivalents	2,670	(746)

Net change in cash and cash equivalents	(156,233)	(291,843)
Cash and cash equivalents, beginning of period	327,774	957,867

Cash and cash equivalents, end of period	$171,541	$666,024

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$372,395	$333,057
Income taxes paid, net of refunds	3,789	4,707
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$66,228	$62,673
Capitalization of deferred satellite performance incentives	16,800	—
Supplemental disclosure of non-cash financing activities:
Repayments of long-term debt	$—	$1,468,401
Issuance of long-term debt	—	(731,884)
Discount on long-term debt	—	212,660
Write-off of debt issuance costs	—	(9,253)

INTELSAT S.A.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

($ in thousands)

	Year Ended December 31, 2015	Year Ended December 31, 2016
Cash flows from operating activities:
Net income (loss)	$(3,919,453)	$994,112
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Impairment of goodwill and other intangibles	4,165,400	—
Depreciation and amortization	687,729	694,891
Provision for doubtful accounts	7,432	24,591
Foreign currency transaction (gain) loss	11,374	(3,300)
Loss on disposal of assets	16	20
Share-based compensation	25,768	23,222
Deferred income taxes	(9,348)	(9,737)
Amortization of discount, premium, issuance costs and related costs	20,119	24,622
(Gain) on early extinguishment of debt	(7,061)	(1,030,092)
Unrealized gains on derivative financial instruments	(24,024)	(764)
Amortization of actuarial loss and prior service credits for retirement benefits	7,899	3,361
Other non-cash items	75	1,186
Changes in operating assets and liabilities:
Receivables	(34,642)	6,478
Prepaid expenses and other assets	(25,780)	(51,321)
Accounts payable and accrued liabilities	1,542	35,850
Accrued interest payable	(2)	47,065
Deferred revenue	51,805	(58,796)
Accrued retirement benefits	(20,707)	(9,385)
Other long-term liabilities	(28,111)	(8,497)

Net cash provided by operating activities	910,031	683,506

Cash flows from investing activities:
Payments for satellites and other property and equipment (including capitalized interest)	(724,362)	(714,570)
Purchase of cost method investments	(25,000)	(4,000)
Capital contribution to unconsolidated affiliates	—	(10,340)
Other investing activities	8	(1,679)

Net cash used in investing activities	(749,354)	(730,589)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	430,000	1,250,000
Repayments of long-term debt	(496,829)	(328,944)
Debt issuance costs	—	(38,393)
Payment of premium on early extinguishment of debt	—	(32)
Payments on tender, debt exchange and consent	—	(293,276)
Dividends paid to preferred shareholders	(9,919)	(4,959)
Other payments for satellites	—	(18,333)
Principal payments on deferred satellite performance incentives	(19,568)	(17,429)
Dividends paid to noncontrolling interest	(8,423)	(8,980)
Other financing activities	1,753	1,942

Net cash provided by (used in) financing activities	(102,986)	541,596

Effect of exchange rate changes on cash and cash equivalents	(9,297)	(30)

Net change in cash and cash equivalents	48,394	494,483
Cash and cash equivalents, beginning of period	123,147	171,541

Cash and cash equivalents, end of period	$171,541	$666,024

Supplemental cash flow information:
Interest paid, net of amounts capitalized	$894,465	$870,370
Income taxes paid, net of refunds	26,324	22,687
Supplemental disclosure of non-cash investing activities:
Accrued capital expenditures and payments for satellites	$82,208	$127,008
Capitalization of deferred satellite performance incentives	16,800	69,909
Supplemental disclosure of non-cash financing activities:

Debt financing and restricted cash received	$—	$480,200
Restricted cash used	—	(480,200)
Repayment of long-term debt	—	1,468,401
Issuance of long-term debt	—	(731,884)
Discount on long-term debt	—	212,660
Write-off of debt issuance costs	—	(9,253)

INTELSAT S.A.

UNAUDITED RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES

TO FREE CASH FLOW FROM (USED IN) OPERATIONS

($ in thousands)

	Three Months Ended December 31,	Three Months Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2015	2016	2015	2016
Net cash provided by operating activities	$38,446	$87,511	$910,031	$683,506
Payments for satellites and other property and equipment (including capitalized interest)	(172,638)	(94,099)	(724,362)	(714,570)
Other payments for satellites from financing activities	—	—	—	(18,333)

Free cash flow from (used in) operations	$(134,192)	$(6,588)	$185,669	$(49,397)

Note:

Free cash flow from (used in) operations consists of net cash provided by operating activities, less payments for satellites and other property and equipment (including capitalized interest) from investing activities and other payment for satellites from financing activities. Free cash flow from (used in) operations is not a measurement of cash flow under U.S. GAAP. Intelsat believes free cash flow from (used in) operations is a useful measure of financial performance that shows a company’s ability to fund its operations. Free cash flow from (used in) operations is used by Intelsat in comparing its performance to that of its peers and is commonly used by financial analysts and investors in assessing performance. Free cash flow from (used in) operations does not give effect to cash used for debt service requirements and thus does not reflect funds available for investment or other discretionary uses. Free cash flow from (used in) operations is not a measure of financial performance under U.S. GAAP, and free cash flow from (used in) operations may not be comparable to similarly titled measures of other companies. You should not consider free cash flow from (used in) operations as an alternative to operating income (loss) or net income (loss), determined in accordance with U.S. GAAP, as an indicator of Intelsat’s operating performance, or as an alternative to cash flows from operating activities, determined in accordance with U.S. GAAP, as an indicator of cash flows, or as a measure of liquidity.